On September 18, 2014, Cutrale-Safra issued a press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CUTRALE-SAFRA RESPONDS TO FYFFES INVESTOR PRESENTATION

Fyffes' "Illustrative Value" Nothing More than Attempt to Persuade Chiquita Shareholders to Believe in Mythical Pot of Gold at the End of the Rainbow

NEW YORK, September 18, 2014 – Cutrale-Safra stated that an investor presentation filed yesterday with the Securities and Exchange Commission (SEC) by Fyffes is nothing more than a desperate attempt by Fyffes to salvage its proposed transaction with  Chiquita Brands International (NYSE:CQB), which the investment marketplace has valued at a little more than 10 dollars. Cutrale-Safra said that it is no wonder that Fyffes is desperate to salvage this transaction, given the transaction provides Fyffes with management control of the proposed combined ChiquitaFyffes, and a 67% premium to Fyffes shareholders, based on the Fyffes DCF projections contained in the ChiquitaFyffes Form S4.

Fyffes now predicates the purported merits of its transaction on a highly dubious and misleading, undiscounted "illustrative price," a speculative future value it has concocted. It bases that "illustrative price" on a combination of "illustrative earnings," "targeted salad earnings," and "illustrative organic growth," at a rate which is well above the historical growth rate, and then multiplies that number by trading multiples that are substantially in excess of the figures used by Chiquita and Fyffes' own financial advisors. Further, none of the "illustrative" numbers are consistent with the projections in the ChiquitaFyffes Form S-4. Fyffes' forecast, and the transactional alchemy underpinning it, is just an attempt to convince Chiquita shareholders to believe in the unfounded merits of a Fyffes combination.

Fyffes itself seems to know better. In the presentation's footnote, Fyffes admits this illustrative price is "not a forecast and is provided for illustrative purposes" and "not predictions as to specific future market values." The only thing Fyffes' investor presentation does illustrate is Fyffes' desperation to salvage the proposed Chiquita-Fyffes transaction.

Here are the facts:

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Without the Cutrale-Safra proposal for $13 per share, Chiquita shares were trading at $10.06 the day prior to the announcement of the Cutrale-Safra proposal. The Cutrale-Safra all-cash proposal represents an attractive premium of almost 30% to that share price.

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ChiquitaFyffes faces regulatory uncertainty in Europe, and Fyffes investor presentation does not even address the consequences of concessions already made to the European Commission, regardless of any additional concessions that may be required.

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All the leading proxy advisory firms have recommended their clients vote against the Fyffes merger and to adjourn the meeting, including a number of them pointedly questioning the validity of the analyses provided – prior to this new purported "analysis" by Fyffes.

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Fyffes is asking Chiquita shareholders to increase their exposure to European markets -- at a time when the Euro has fallen dramatically; and reduce owned production from 37% to 23% -- a complete reversal of Chiquita's previously-stated strategy of owning more land, consistent with industry leaders such as Dole and Fresh Del Monte, which both have approximately 50% owned land.

Unlike Fyffes' "illustrative" representation, the Cutrale-Safra proposal represents an 11.8x multiple of Chiquita's reported adjusted EBITDA for the last 12 months ended June 30, 2014 -- the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector -- and does not subject Chiquita shareholders to the risks inherent in the Chiquita-Fyffes transaction. It offers certain cash value and faces no meaningful regulatory hurdles.

Cutrale-Safra reiterated that it will continue to use its best efforts to complete its due diligence currently underway, and present its definitive offer as expeditiously as possible for Chiquita's consideration.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita's Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family. Entities within the Cutrale Group collectively make up one of the world's most highly regarded agribusiness and juice companies in the world and one of the world's leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices. The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

Media Contact:

Jeremy Fielding/Madisen Obiedo

Kekst and Company

(212) 521-4858/4866

Jeremy-Fielding@kekst.com/ Madisen-Obiedo@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833

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